EXHIBIT 99.8

Press Release

Ladislas Paszkiewicz is Appointed

Senior Vice-President, Investor Relations of Total

Paris, 25 March 2019 - With effect from July 1st 2019, Ladislas Paszkiewicz is appointed Senior Vice-President, Investor Relations of Total and is a member of the Group Performance Management Committee. Mike Sangster will retake the role on an interim basis until then.

Ladislas Paszkiewicz joined Total in 1985 in the Finance Division. From 2005 to 2015, he was in the Exploration & Production Business Unit where he held the positions of Managing Director of Total’s E&P subsidiary in Argentina, Senior Vice-President Middle East and then Senior Vice-President Americas. In 2015 he became Vice President Acquisitions and Divestments in the Finance Division and since 2016 he has been Senior Vice-President Strategy and Climate.

About Total

Total is a major energy company that produces and supplies oil, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, cleaner, more affordable, more innovative and accessible to all. With operations in more than 130 countries, our aim is to become the world's leading responsible energy major.

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Contact Total

Press Relations: +33 (0)1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com